Exhibit 99.1

100 University Avenue, 9th floor
Date: April 19, 2012	Toronto ON, M5J 2Y1
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Just Energy Group Inc.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	18/05/2012
Record Date for Voting (if applicable) :	18/05/2012
Beneficial Ownership Determination Date :	18/05/2012
Meeting Date :	28/06/2012
Meeting Location (if available) :	Toronto, ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	48213W101	CA48213W1014

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Just Energy Group Inc.